CHITALY HOLDINGS LIMITED
中意控股有限公司

Unit 17, 7/F, Concordia Plaza, 1 Science Museum Road, Tsim Sha Tsui, Hong Kong
Tel : (852) 2636 6648 Fax : (852) 2635 0389
Email : info@chitaly[redacted]k

RECEIVED 2005 ... -9 A 11:17

05010268

5 August 2005

Exemption No.34829

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

SUPPL

Re: CHITALY HOLDINGS LIMITED Exemption No. 34829

On behalf of Chitaly Holdings Limited, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Document / Date

1.	20/04/2005	09:25	Placing of Existing shares	8 pages
2.	13/06/2005	23:17	Change of Directorship	1 pages
3.	07/07/2005	09:35	Appointment and resignation of Directors	2 pages
4.	11/07/2005	23:51	Announcement for Exceptional Price Movement	1 page
5.	13/07/2005	09:32	Possible conditional cash offer and substantial acquisition	2 pages
6.	20/07/2005	08:55	Announcement – comments on press articles	1 page
7.	26/07/2005	09:28	Suspension of trading	1 page
8.	27/07/2005	09:23	Placing of existing shares and resumption of trading	6 pages

Yours truly,
For and on behalf of
中意控股有限公司
CHITALY HOLDINGS LIMITED

....
Authorized Signature(s)

Kevin Wong
Chief Financial Officer

Enclosure

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

PLACING OF EXISTING SHARES BY A SUBSTANTIAL SHAREHOLDER

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Company has been informed by each of Silver Wave Holdings Limited and Mr. Lam Toi (a director of the Company), that they have both entered into a Placing Agreement with Merrill Lynch Far East Limited, pursuant to which Merrill Lynch Far East Limited will purchase or procure purchasers to acquire, and Silver Wave and Mr. Lam Toi will sell, 28,450,000 Shares and 4,600,000 Shares, respectively (collectively 33,050,000 Shares), to investors at a price of HK$6.90 per Share. Silver Wave is wholly and beneficially owned by Mr.

Lam Toi. The Shares to be sold by Silver Wave and Mr. Lam Toi represent approximately 11.68% and 1.89% respectively (together, approximately 13.56%), of the issued share capital of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

PLACING

The Company has been informed by each of Silver Wave Holdings Limited and Mr. Lam Toi (a director of the Company and controlling shareholder of Silver Wave), that they have entered into the Placing Agreement dated 19 April 2005 with Merrill Lynch on the terms summarised below.

PARTIES

(1) Silver Wave Holdings Limited

(2) Mr. Lam Toi

(3) Merrill Lynch Far East Limited

Immediately prior to the placing, Silver Wave and Mr. Lam Toi hold 28,450,000 Shares and 4,600,000 Shares, respectively, representing approximately 11.68% and 1.89%, respectively, of the existing issued share capital of the Company.

NUMBER OF PLACING SHARES

Silver Wave: 28,450,000 Shares (representing approximately 11.68% of the existing issued share capital of the Company); and

Mr. Lam Toi:	4,600,000 Shares (representing approximately 1.89% of the existing issued share capital of the Company),

together in aggregate 33,050,000 Shares, representing approximately 13.56% of the issued share capital of the Company (the "Placing Shares"). Silver Wave is wholly and beneficially owned by Mr. Lam Toi.

Immediately following the placing neither of the Selling Parties will continue to own any Shares in the Company.

PLACEES

The placees of the Placing will be independent investors who are independent of and not connected with the directors, chief executive or substantial shareholders (as those terms are defined in the Listing Rules) of the Company or its subsidiaries, or any of their respective associates (as defined in the Listing Rules), or the Selling Parties.

PLACING PRICE

HK$6.90 per Placing Share, representing a discount of approximately 7.38% to the closing price of HK$7.45 per Share as quoted on the Stock Exchange on 19 April 2005 and a discount of approximately 7.13% to the average closing price of HK$7.43 of the Shares as quoted on the Stock Exchange for the last five trading days ended on 19 April 2005.

CONDITIONS OF THE PLACING

The placing of the Placing Shares is conditional upon, inter alia, there having been no breach of any of the representations and warranties given by Silver Wave and Mr. Lam Toi in the Placing Agreement and no occurrence of an event of force majeure, including any of the following (any of which may be waived by Merrill Lynch):

(a) there not having come to the attention of Merrill Lynch prior to 5:00 p.m. on 22 April 2005 (or such later date as may be agreed among the parties) any material adverse change in Hong Kong financial, political, military, economic or market (including stock market) conditions or currency exchange rates or exchange controls which would, in the judgement of Merrill Lynch, make it impracticable or inadvisable to market the Placing Shares or to enforce contracts for the sale of the Placing Shares;

(b) dealings in any of the shares of the Company or listing of any of the shares of the Company on the Stock Exchange not having been suspended for any period of time whatsoever at any time after the signing of the Placing Agreement and before 5:00 p.m. on 22 April 2005 (or such later date as may be agreed among the parties); and

(c) there not having been imposed any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise at any time after the signing of the Placing Agreement and before 5:00 p.m. on 22 April 2005 (or such later date as may be agreed among the parties).

TERMINATION EVENTS

The Placing Agreement contains provisions granting Merrill Lynch the right to terminate its placing obligations on the occurrence of certain events including breach by the Selling Parties of their representations, warranties, undertakings, and covenants contained in the Purchase Agreement (including those relating to good title to the Placing Shares), suspension of trading of the Shares on the Stock Exchange, or specified force majeure events, in each case occurring prior to 5:00 p.m. on 22 April 2005 (or such later date as may be agreed among the parties).

If Merrill Lynch exercises such right to so terminate the placing, the placing will not proceed. **Shareholders and investors are advised to exercise caution in dealing in the shares of the Company.** Further announcements shall be made by the Company if the placing is terminated or does not complete on or around 22 April 2005.

COMPLETION OF THE PLACING

Completion of the placing of the Placing Shares is expected to take place on or around 22 April 2005, or such other date as may be agreed by the Selling Parties and Merrill Lynch.

SHAREHOLDING STRUCTURE BEFORE AND AFTER THE PLACING

Name of shareholder	Current shareholding		Shareholding after the placing	
Crisana International Inc. *(note 1)*	29.32%		29.32%	
Mr. Tse Kam Pang *(note 2)*	1.89%		1.89%	
Sub-total of Mr. Tse Kam Pang's direct and indirect shareholdings		31.21%		31.21%
Silver Wave *(note 3)*	11.68%		–	
Mr. Lam Toi *(note 4)*	1.89%		–	
Sub-total of Mr. Lam Toi's direct and indirect shareholdings		13.56%		–
Ms. Lam Ning, Joanna *(note 5)*		0.78%		0.78%
The placees		–		13.56%
Public		54.45%		54.45%
Total		100%		100%

Notes:

(1) The entire issued share capital of Crisana International Inc. is beneficially owned by Mr. Tse Kam Pang, the Chairman of the Company.

(2) Mr. Tse Kam Pang holds the Shares personally.

(3) The entire issued share capital of Silver Wave is beneficially owned by Mr. Lam Toi.

(4) Mr. Lam Toi holds the Shares personally.

(5) Ms. Lam Ning, Joanna is the sister of Mr. Lam Toi and she is a director of the Company.

GENERAL INFORMATION

The directors believe that the placing will not have any impact on the business, management or operations of the Company and that no changes in the composition of the board of directors have occurred as a result of the placing.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability, whose Shares are listed on the main board of the Stock Exchange;
"Merrill Lynch"	Merrill Lynch Far East Limited;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Placing Agreement"	A placing agreement dated 19 April 2005 among Silver Wave, Mr. Lam Toi and Merrill Lynch;
"Placing Shares"	28,450,000 Shares to be sold by Silver Wave and 4,600,000 Shares to be sold by Mr. Lam Toi, together 33,050,000 Shares, representing approximately 13.56% of the issued share capital of the Company;

"Selling Parties"	Silver Wave and Mr. Lam Toi;
"Shares"	Ordinary shares of HK$0.10 each in the issued share capital of the Company;
"Silver Wave"	Silver Wave Holdings Limited, a company incorporated in the British Virgin Islands, which is wholly and beneficially owned by Mr. Lam Toi; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By order of the Board
Chitaly Holdings Limited
Chan Wing Kit
Company Secretary

Hong Kong, 19 April 2005

As at the date of this announcement, the executive directors of the Company are Mr. Tse Kam Pang, Mr. Lam Toi, Ms. Lam Ning, Joanna and Mr. Ma Gary Ming Fai, and the independent non-executive directors of the Company are Mr. Tsao Kwang Yung, Peter, Dr. Donald H. Straszheim and Mr. Yau Chung Hong.

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND COMPOSITION OF AUDIT COMMITTEE

The Board regrets to announce that Mr. Tsao Kwang Yung, Peter, an independent non-executive director and the chairman of the audit committee of the Company, passed away on 5 June 2005.

The Board would like to take this opportunity to express its deepest sorrow to the departure of Mr. Tsao and its appreciation for his contribution towards the Company in the past.

The board of directors (the "Board") of Chitaly Holdings Limited (the "Company") regrets to announce that Mr. Tsao Kwang Yung, Peter, an independent non-executive director and the chairman of the audit committee of the Company, passed away on 5 June 2005.

In light of the unexpected passing away of Mr. Tsao, the number of independent non-executive directors of the Company falls below the minimum number of three as required under rule 3.10(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Board will, as soon as practicable and in any event within 3 months (as required under rule 3.11 of the Listing Rules), appoint a sufficient number of independent non-executive director to meet the minimum number required under rule 3.10(1).

Besides, the number of members of the audit committee of the Company also falls below the minimum number of three as required under rule 3.21 of the Listing Rules. The Company will, as soon as practicable and in any event within 3 months (as required under rule 3.23 of the Listing Rules), appoint a new member to the audit committee of the Company in place of Mr. Tsao in order to comply with rule 3.21 of the Listing Rules. Rule 3.21 of the Listing Rules requires, among other things, that the audit committee of a listed issuer must comprise a minimum of three members, at least one of whom must be an independent non-executive director with appropriate professional qualifications or accounting or related financial management expertise as required under rule 3.10(2) of the Listing Rules, and be chaired by an independent non-executive director.

The Board would like to take this opportunity to express its deepest sorrow to the departure of Mr. Tsao and its appreciation for his contribution towards the Company in the past.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 13 June 2005

As at the date of this announcement, the board of directors of the Company consists of Mr. Tse Kam Pang, Mr. Lam Toi, Ms. Lam Ning, Joanna and Mr. Ma, Gary Ming Fai, being executive directors of the Company, Dr. Donald H. Straszheim and Mr. Yau Chong Hong, being independent non-executive directors of the Company.

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

APPOINTMENT AND RESIGNATION OF DIRECTORS

The Board of Directors (the "Board") of Chitaly Holdings Limited (the "Company") announces the following changes to directorships of the Company:

1. Mr. Chang Chu Fai Johnson Francis has been appointed as an independent non-executive director with effect from 1 July, 2005; and
2. Ms. Lam Ning, Joanna resigned as an executive director with effect from 30 June, 2005.

Appointment of Independent Non-Executive Director

The Board announces that Mr. Chang Chu Fai Johnson Francis has been appointed as an independent non-executive director of the Company with effect from 1 July 2005.

Mr. Chang Chu Fai Johnson Francis, aged 50, is a registered person under the Securities and Futures Ordinance ("SFO"). Since 2000, Mr. Chang has been the managing director of Ceres Capital Limited, a licensed corporation under the SFO engaged in the provision of corporate finance advisory services. Mr. Chang has over 27 years of experience in banking, corporate finance and investment. He holds a Bachelor's Degree in Commerce from Concordia University in Montreal, Canada since 1976 and a Master's Degree in Business Administration from York University in Toronto, Canada since 1977.

Currently, he is an executive director of Golden 21 Investment Holdings Limited (Stock Code: 2312), an independent non-executive director of Tian An China Investments Company Limited (Stock Code: 28) and Quality HealthCare Asia Limited (Stock Code: 593), all of which are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Mr. Chang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Chang had no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance prior to his appointment.

There will not be a fixed-term service contract between the Company and Mr. Chang but he is subject to retirement and re-election at annual general meetings of the Company in accordance with the rotation requirements under the articles of association of the Company. He is also a member of the Audit Committee of the Company. Mr. Chang will receive a director's fee of HK$120,000.00 per annum and will be granted share options in respect of 200,000 ordinary shares of the Company upon appointment as an independent non-executive director and a member of the Audit Committee. Mr. Chang would hold approximately 0.08% interest in the issued share capital if he exercised his share options in respect of 200,000 ordinary shares of the company in full. Mr. Chang's emoluments are determined by the Company with reference to his qualifications and experience and prevailing market conditions.

Resignation of Executive Director

The Board announces the resignation of Ms. Lam Ning, Joanna, as an executive director of the Company due to personal reasons with effect from 30 June 2005.

Ms. Lam confirmed that there is no matter of disagreement with the Board or issue which needs to be brought to the attention of The Stock Exchange and the shareholders of the Company in respect of her resignation.

The Board would like to take this opportunity to welcome Mr. Chang to the Board and wishes to express its sincere gratitude to Ms. Lam for her valuable contributions towards the Company during her tenure of office.

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai are executive directors of the Company. Dr. Donald H. Straszheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong are independent non-executive directors of the Company.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 6 July 2005

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

Announcement for Exceptional Price Movement

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the decrease in the price of the shares of Chitaly Holdings Limited on 11 July 2005 (the "Company") and wish to state that, we are not aware of any reasons for such decrease.

We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the board of directors of the Company (the "Board") aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature. The Company is considering an acquisition. No definitive decision or agreement regarding the possible acquisition has been finalized. Further announcements will be made as and when appropriate.

Made by order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai are executive directors of the Company. Dr. Donald H. Straszheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong are independent non-executive directors of the Company.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 11 July 2005

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLDINGS LIMITED
中意控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

POSSIBLE CONDITIONAL VOLUNTARY CASH OFFER AND POSSIBLE VERY SUBSTANTIAL ACQUISITION

The Directors are considering (1) making a conditional voluntary cash offer for all the issued shares of Omnicorp and (2) acquiring the shares in WTG not held by Omnicorp.

The above possible offer and acquisition may or may not materialise. If materialised, the possible offer and acquisition may constitute a very substantial acquisition for Chitaly under the Listing Rules.

Shareholders of Chitaly and Omnicorp and potential investors in Chitaly and Omnicorp should be aware that the Offer and/or the Acquisition may or may not materialise and should therefore exercise caution when dealing in the shares and securities of Chitaly and Omnicorp.

Introduction

The directors (the "Directors") of Chitaly Holdings Limited ("Chitaly") wish to announce that Chitaly is considering making a conditional voluntary cash offer ("Offer") for all the issued shares of Omnicorp Limited (Stock Code: 0094) ("Omnicorp") which may lead to a change of control of Omnicorp. The Directors have commenced discussions with the board of directors of Omnicorp in that regard. The Directors are also considering acquiring all of the minority interests in Windsor Treasure Group Holdings Limited ("WTG"), a 51.5% subsidiary of Omnicorp ("Acquisition") and have commenced discussions with the minority shareholders of WTG. The discussions on the Offer and the Acquisition are at a preliminary stage. No definitive or firm proposal has been made to the board of directors of Omnicorp and no agreement or decision has been reached at this stage as to whether the Offer and/or Acquisition will be made. The Offer and the Acquisition, if made, could constitute a very substantial acquisition for Chitaly under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Any firm intention to make the Offer will be announced in accordance with the provisions of the Hong Kong Code on Takeovers and Mergers (the "Code") and the Listing Rules. Any firm intention to make the Acquisition will be announced in accordance with the provisions of the Listing Rules.

Reasons and rationale for the possible Offer and possible Acquisition

The main purpose of the Offer and Acquisition is to acquire a controlling interest in WTG, which is engaged in the design, manufacture, sales and marketing of medium- to high-end home furniture, mainly wooden furniture. WTG's furniture is marketed under various brands including Hing Lee, Johnston Furniture, P.Z. King, Oriant, Mandarin, Silvery, Novita, Degas Bed, and QQ Star in the PRC and is mainly sold to independent sales agents and trading firms which are primarily furniture wholesalers or retailers and operate, in aggregate, over 400 sales outlets in the PRC.

WTG's business model is very similar to Chitaly's business. Chitaly's products are sold to approximately 930 sales outlets in the PRC. The Directors believe that the acquisition of a majority interest in WTG (if materialised) will be beneficial for Chitaly and will create one of the largest entities engaged in the design, manufacture, sales and marketing of home furniture in the PRC. The Directors also believe significant synergy will be derived from the combination of the two businesses under the group of Chitaly. For example, synergy is expected to be derived from: (a) a combination of sales, marketing and brand promotion efforts; (b) improved collective bargaining power with suppliers including landlords for retail outlets; and (c) economies of scale from sourcing, production, administration and distribution.

Caution

Shareholders of Chitaly and Omnicorp and potential investors in Chitaly and Omnicorp should be aware that the Offer and/or the Acquisition may or may not materialise and should therefore exercise caution when dealing in the shares and securities of Chitaly and Omnicorp.

As at the date of this announcement, Mr. Tse Kam Pang, Mr. Lam Toi and Mr. Ma Gary Ming Fai are executive directors of Chitaly. Dr. Donald H. Straszheim, Mr. Chang Chu Fai Johnson Francis and Mr. Yau Chung Hong are independent non-executive directors of Chitaly.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 12 July 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1198)

ANNOUNCEMENT

The Company comments on press articles published on 15 July 2005 and 16 July 2005 regarding the current status of the workforce of the Group.

The board of directors (the "Board") of Chitaly Holdings Limited (the "Company") refers to press articles published on 15 July 2005 and 16 July 2005 regarding the current status of the workforce of the Company and its subsidiaries (collectively the "Group").

The press articles refer to the leaving of nearly one hundred employees from the Group. The Company observes that, recently, former employees have left the Group voluntarily as well as on dismissal by the Group. The Company further note that, during the period from 1 May 2005 to 19 July 2005, about 270 additional employees have been hired by the Group to support the Group's future growth. The Group considers such changes in workforce as normal and have no material impact on its operation. There are no senior executives among the employees who had left except Ms. Lam Ning, Joanna who resigned on 30 June 2005 as director of the Company for personal family reasons.

One press article refers to the leaving of nearly one hundred employees of the Group for joining Mr Lam Sheung Ching (林常青). Mr Lam Toi (also known as Mr Lam Sheung Ching (林常青)), an executive director of the Group, has confirmed to the Company that he has not asked or arranged for former employees who left the Group in the last three months to work for any entity related or un-related to him.

As at the date of this announcement, Mr Tse Kam Pang, Mr Lam Toi and Mr Ma Gary Ming Fai are executive directors of the Company. Dr Donald H. Straszheim, Mr Chang Chu Fai Johnson Francis and Mr Yau Chung Hong are independent non-executive directors of the Company.

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 19 July 2005

Please also refer to the published version of this announcement in The Standard.

CHITALY HOLD<01198> - Suspension of Trading

At the request of Chitaly Holdings Limited (the "Company"), trading in its shares will be suspended with effect from 9:30 a.m. today (26/7/2005) pending release of an announcement by the Company in respect of a top-up placing of shares.

CHITALY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1198)

Placing of existing shares, subscription for new shares and resumption of trading

Sole Placing Agent

Macquarie Securities Limited

MACQUARIE

On 25 July 2005, the Vendor, the Guarantor, the Company and the Placing Agent entered into the Placing Agreement under which the Placing Agent agreed to place, on a best efforts basis, 20 million existing Shares held by the Vendor to independent placees at the Placing Price. The Placing Shares have fully been placed on 25 July 2005.

On the same day, the Vendor and the Company entered into the Subscription Agreement under which the Vendor agreed to subscribe, and the Company agreed to allot and issue to the Vendor, 20 million Subscription Shares at the Subscription Price of HK$5.00 per Share. Completion of the Subscription is conditional upon satisfaction of the conditions described in "Conditions of the Subscription" below.

The net proceeds to be received by the Company from the Subscription will be approximately HK$97.34 million. The Company intends to use such net proceeds to provide it with the flexibility to make acquisitions, which may include the (i) possible offer for Omnicorp and (ii) the possible acquisition of the shares in Windsor Treasure Group not owned by Omnicorp, which were announced on 12 July 2005.

At the request of the Company, the trading in Shares on the Stock Exchange was suspended with effect from 9.30 a.m. on 26 July 2005 pending the publication of this announcement. Application has been made to the Stock Exchange for resumption of the trading in Shares with effect from 9.30 a.m. on 27 July 2005.

PLACING AGREEMENT DATED 25 JULY 2005

Parties

(i) the Vendor, the controlling shareholder of the Company;

(ii) the Guarantor;

(iii) the Company; and

(iv) the Placing Agent.

The Placing

The Placing Agent has agreed to place, on a best efforts basis, the Placing Shares held by the Vendor to independent placees at the Placing Price. The Placing Shares have fully been placed on 25 July 2005.

Number of Placing Shares

20 million Shares, representing approximately 8.1% of the Company's existing issued share capital and approximately 7.5% of its issued share capital as enlarged by the issue of the Subscription Shares. The aggregate nominal value of the Placing Shares is HK$2 million.

The placees

The Placing Agent has agreed to procure that there will be not less than six independent placees (which will be professional, institutional and/or individual investors).

Placing Price

HK$5.00 per share, representing (i) a discount of approximately 13.8% to the closing price of HK$5.80 per Share quoted on the Stock Exchange on 25 July 2005, the latest trading day prior to the date of the Placing Agreement; (ii) a discount of approximately 7.8% to the average closing price of the Shares of approximately HK$5.43 per Share as quoted on the Stock Exchange from 19 July 2005 to 25 July 2005, both dates inclusive, being the last five trading days immediately prior to and including the latest trading day prior to the date of this announcement; and (iii) a discount of approximately 3.1% to the average closing price of the Shares of approximately HK$5.16 per Share as quoted on the Stock Exchange from 12 July 2005 to 25 July 2005, both dates inclusive, being the last ten trading days immediately prior to and including the latest trading day prior to the date of this announcement.

The Placing Price has been determined after arm's length negotiations between the parties.

Rights

The Placing Shares will be sold free of any encumbrances and third-party rights. The placees will receive all dividends and distributions declared, made or paid on or after the date of the Placing Agreement (being 25 July 2005).

Independence of the Placing Agent and the placees

Each of the Placing Agent and the placees (and their beneficial owners) are independent of and not connected with the Vendor or any person acting in concert with it (as defined in the Takeovers Code). They are also independent of and not connected with the Directors, chief executive or substantial shareholders (as defined in the Listing Rules) of the Company or any of its subsidiaries or an associate of any of them and they are not connected persons (as defined in the Listing Rules) of the Company.

Completion of Placing

The Placing is unconditional. It is expected that completion of the Placing will take place on 27 July 2005.

Termination events

The Placing Agreement contains provisions granting the Placing Agent the right to terminate its placing obligations if it becomes aware that certain events have occurred before 8 a.m. on the date of completion of the Placing. These events include (i) any of the warranties set out in the Placing Agreement being untrue, inaccurate or misleading in any material respects; (ii) any material adverse change in the condition, financial or otherwise, or the earnings or business affairs or prospects of the Group; and (iii) any change in national or international financial, economic, political, industrial or market conditions or currency exchange rates or exchange controls which the Placing Agent considers is likely to have a material adverse effect on the financial or trading position or the business or prospects of the Group which is material in the context of the Group as a whole or which renders the Placing impracticable or inadvisable.

If the Placing Agent exercises its right to terminate the Placing, the Placing will not proceed. Shareholders and investors are advised to exercise caution in dealing in the Shares.

Lock-up

The Vendor has undertaken to the Placing Agent that, prior to the expiry of the period of three months from completion of the Placing, it will not and will procure that none of its nominees or associates will sell or otherwise dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the Subscription Shares) or any interests therein, without the prior written consent of the Placing Agent.

In addition, the Company has undertaken to the Placing Agent that, and the Vendor has undertaken to the Placing Agent to procure that, prior to the expiry of the period of six months from completion of the Placing, the Company will not allot or issue or agree to allot or issue (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares, except for (i) the Subscription Shares to be allotted and issued to the Vendor pursuant to the Subscription; (ii) any scrip dividend scheme or share option scheme that may be operated by the Company from time to time; or (iii) any shares to be issued in connection with the possible acquisition of Windsor Treasure Group.

Guarantee

The Guarantor has agreed to guarantee the obligations of the Vendor under the Placing Agreement.

SUBSCRIPTION AGREEMENT DATED 25 JULY 2005

Parties

(i) the Vendor; and

(ii) the Company.

Subscription

Subject to the satisfaction of the conditions described in "Conditions of the Subscription" below, the Vendor has agreed to subscribe, and the Company has agreed to allot and issue to the Vendor, the Subscription Shares at the Subscription Price.

Number of Subscription Shares

Such number of new Shares as equivalent to the number of Placing Shares actually placed under the Placing, representing not more than approximately 7.5% of the Company's existing issued share capital as enlarged by the issue of Subscription Shares.

Subscription Price

HK$5.00 per Share, which is equivalent to the Placing Price. The total subscription monies payable by the Vendor to the Company will be the Subscription Price per Share (i.e. HK$5.00) multiplied by the number of Subscription Shares less the commission and other expenses incurred by the Vendor in relation to the Placing and the Subscription. All commission, costs and expenses incurred in connection with the Placing and the Subscription will be borne by the Company and the interest accrued, if any, on the net Placing proceeds from the date of completion of the Placing to the date of completion of the Subscription will be attributable to the Company.

Mandate to issue new Shares

The Subscription Shares will be issued under the general mandate granted to the Directors pursuant to a resolution passed by the shareholders of the Company at the annual general meeting held on 11 May 2005. As at the date of this announcement, no Share has been allotted and issued pursuant to such general mandate.

Ranking

The Subscription Shares, when fully paid, will rank equally with the existing issued shares of the Company with all rights attaching to them on or after the date of their allotment and issue.

Conditions of the Subscription

Completion of the Subscription is conditional on:

1. the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares; and
2. completion of the Placing.

None of the conditions stated above can be waived. If the conditions are not fulfilled on or before 7 August 2005 or such other date as may be agreed between the Company and the Vendor, the Subscription will lapse.

Completion of the Subscription

Completion of the Subscription will take place on the next business day after the date upon which the last of the conditions is satisfied or such other date as the Vendor and the Company may agree, provided that completion will not be later than 8 August 2005.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholding structure of the Company immediately before and after the Placing and the Subscription is summarised as follows *(Note 1)*:

	Immediately prior to the Placing		Immediately after completion of the Placing but before the Subscription *(Note 2)*		Immediately after completion of the Placing and the Subscription *(Note 2)*	
	No. of Shares	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**
The Vendor and parties acting in concert with it (as defined in the Takeovers Code) *(Note 3)*	77,950,000	31.7	57,950,000	23.6	77,950,000	29.3
Public shareholders						
Placees *(Note 4)*	–	–	20,000,000	8.1	20,000,000	7.5
Other shareholders	168,116,000	68.3	168,116,000	68.3	168,116,000	63.2
Total	246,066,000	100	246,066,000	100	266,066,000	100

Notes:

(1) The table assumes no Shares are issued pursuant to the share option scheme of the Company between the date of the Placing and the Subscription.

(2) All the Placing Shares are placed.

(3) Immediately prior to the Placing, the Vendor is interested in 71,450,000 Shares and the Guarantor is personally and directly interested in 4,600,000 Shares. Ms Lam Ning, Joanna, has been presumed to be acting in concert with the Guarantor and Mr Lam Toi under the Takeovers Code as mentioned in the Company's announcement dated 13 October 2004. Ms Lam Ning, Joanna is personally and directly interested in 1,900,000 Shares.

(4) Some placees are the existing shareholders of the Company.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

In view of current capital market conditions, the Directors consider that the Placing and the Subscription represents a good opportunity for the Company to raise funds. It will also increase the capital base of the Company and broaden its shareholder base.

The net proceeds to be received by the Company from the Subscription will be approximately HK$97.34 million. The Company intends to use the net proceeds to provide it with the flexibility to make acquisitions, which may include the (i) possible offer for Omnicorp and (ii) the possible acquisition of the shares in Windsor Treasure Group not owned by Omnicorp, which were announced on 12 July 2005. If such possible offer and possible acquisition are not materialised, the net proceeds would be used by the Group in the expansion of its production facilities and distribution network. The net Placing Price, after deducting expenses of approximately HK$2.66 million to be borne by the Company which included, inter alia, the commission for the Placing Shares payable to the Placing Agent, is approximately HK$4.87 per Share.

The Directors believe the terms of the Placing and the Subscription, which have been negotiated on an arm's length basis in accordance with normal commercial terms, are fair and reasonable.

There was no equity fund raising activity conducted by the Company in the 12 months immediately preceding the date of this announcement.

The Board would like to express their gratitude to the shareholders for their support and confidence in the Company's business direction and future development. It is encouraging that some of the existing shareholders of the Company invested in this placing which is an indication of their continuous support for the Group.

The Company will make an application to the Stock Exchange for the grant of the listing of, and permission to deal in, the Subscription Shares. At the request of the Company, the trading in Shares on the Stock Exchange was suspended with effect from 9.30 a.m. on 26 July 2005 pending the publication of this announcement. Application has been made to the Stock Exchange for resumption of the trading in Shares with effect from 9.30 a.m. on 27 July 2005.

DEFINITIONS

"associate"	has the meaning ascribed to it in the Listing Rules
"Company"	Chitaly Holdings Limited, a company incorporated in the Cayman Islands with limited liability
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Guarantor"	Mr Tse Kam Pang, the chairman and executive director of the Company
"HK$"	Hong Kong dollars
"Listing Committee"	the Listing Committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Omnicorp"	Omnicorp Limited, a company incorporated in Bermuda and listed on the Stock Exchange (Stock Code 0094)
"Placing"	the placing of the Placing Shares by the Placing Agent pursuant to the Placing Agreement
"Placing Agent"	Macquarie Securities Limited, a licensed corporation under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing Agreement"	the placing agreement dated 25 July 2005 entered into between the Vendor, Guarantor, the Company and the Placing Agent in relation to the Placing

"Placing Price"	HK$5.00 per Placing Share
"Placing Shares"	20,000,000 Shares currently owned by the Vendor
"Share(s)"	share(s) of nominal value of HK$0.10 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription of the Subscription Shares by the Vendor at the Subscription Price pursuant to the Subscription Agreement
"Subscription Agreement"	the subscription agreement date 25 July 2005 entered into between the Vendor and the Company in relation to the Subscription
"Subscription Price"	HK$5.00 per Subscription Share
"Subscription Shares"	20,000,000 new Shares to be subscribed by the Vendor at the Subscription Price under the Subscription Agreement and which shall be the same as the number of Placing Shares placed under the Placing Agreement
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"trading day"	has the meaning ascribed to it in the Listing Rules
"Vendor"	Crisana International, Inc, a company incorporated in the British Virgin Islands and is beneficially owned by Mr Tse Kam Pang
"Windsor Treasure Group"	Windsor Treasure Group Holdings Limited, a 51.5% subsidiary of Omnicorp

By Order of the Board
Chitaly Holdings Limited
Tse Kam Pang
Chairman

Hong Kong, 26 July 2005

As at the date of this announcement, Mr Tse Kam Pang, Mr Lam Toi and Mr Ma Gary Ming Fai are executive directors of the Company. Dr Donald H. Straszheim, Mr Chang Chu Fai Johnson Francis and Mr Yau Chung Hong are independent non-executive directors of the Company.

Please also refer to the published version of this announcement in The Standard.